 Filed Pursuant to Rule 424(b)(3)
File No.: 333-148854

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 7 DATED DECEMBER 8, 2009
TO THE PROSPECTUS DATED APRIL 30, 2009

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2009 (the “Prospectus”), Supplement No. 5, dated October 28, 2009 and Supplement No. 6, dated November 17, 2009. The Prospectus superseded and replaced the original prospectus for this offering, dated July 1, 2008, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

 The purposes of this Supplement are as follows:

A.	To update the Prospectus to reflect the upcoming cessation of new sales of shares pursuant to our primary offering and

B.	To update the Prospectus to reflect the suspension of our share redemption program.

A. Our Current Public Offering

As of November 27, 2009, we had received gross proceeds of approximately $457.8 million from the sale of approximately 45.2 million of our common shares in our current public offering, including approximately $84.8 million relating to approximately 8.7 million shares issued under our dividend reinvestment plan. As of November 27, 2009, approximately $2,627.0 million in shares remained available for sale pursuant to our primary offering (“Primary Offering Shares”), exclusive of approximately $415.2 million in shares available under our dividend reinvestment plan (“DRP Shares”).  In consideration of current market conditions and other factors, on November 30, 2009, our board of directors determined to cease new sales of Primary Offering Shares and therefore we will not accept any subscriptions for such shares dated after December 31, 2009.  Our board of directors is considering various future capital raising strategies, and expects that we will resume capital raising during 2010 under a new primary offering.  Hines REIT will continue to sell the DRP Shares offered pursuant to the Prospectus.

B. Share Redemption Program

Our board of directors and our officers remain focused on carefully managing our cash position and maintaining appropriate levels of liquidity to meet our operating and capital needs in an environment where access to capital in the equity and debt markets remains constrained.  To that end, on November 30, 2009, our board of directors determined that it is in our best interest to suspend our share redemption program until further notice, except with respect to redemption requests made in connection with the death or disability (as defined in the Code) of a shareholder (referred to herein as “Special Redemption Requests”).  Accordingly, all pending redemption requests that were not made in connection with the death or disability of a shareholder will be not be funded, nor will any additional such requests that are received hereafter be funded, until further notice.  Special Redemption Requests will be considered for redemption by our board of directors on a quarterly basis, and the fulfillment of any Special Redemption Requests will be subject to the discretion of our board of directors in determining whether we have sufficient funds available for redemptions and will be subject to the other limitations of the share redemption program, as described below.

As a result of these changes, any reference to our share redemption program in the Prospectus and Section D of Supplement No. 5 is hereby updated to reflect that our share redemption program has been suspended until further notice, except with respect to Special Redemption Requests.  Further, any description of the terms of our share redemption program in the Prospectus and Section D of Supplement No. 5 should be read in conjunction with and is superseded by the following disclosure, which deletes and replaces the “Description of Capital Stock - Share Redemption Program” section of the Prospectus:

Share Redemption Program

Our shares are currently not listed on a national securities exchange and we currently do not intend to list our shares. In order to provide our shareholders with some liquidity, we have a share redemption program.   However, on November 30, 2009, our board of directors determined that it is in our best interest to suspend our share redemption program until further notice, except with respect to redemption requests made in connection with the death or disability (as defined in the Code) of a shareholder.  All unfunded requests for redemptions, which were not made in connection with the death or disability of a shareholder will be cancelled.  Such redemption requests may be resubmitted at such point in the future, if any, at which our board of directors determines to reopen our share redemption program.  Any such future redemption requests will be subject to the conditions and limitations of our share redemption program, which are described herein.

Prior to the time, if any, as our shares are listed on a national securities exchange, subject to the conditions and limitations described herein, any shares that have been held by the shareholder for at least one year since the date of their acquisition, and were (i) purchased from us, (ii) received through a non-cash transaction, not in the secondary market or (iii) purchased from another shareholder prior to January 11, 2009, may be presented in whole or in part to us for redemption in connection with the death or disability of the shareholder.  In connection with such requests, we may, in our discretion, waive the one-year holding period requirement as well as the limitations on the number of shares that will be redeemed as summarized below.  In addition, in the event a shareholder is having all his shares redeemed, the one-year holding requirement will be waived for shares purchased under our dividend reinvestment plan. We will not pay the Advisor or its affiliates any fees to complete any transactions under our share redemption program.

    To the extent our board of directors determines that we have sufficient available cash flow for redemptions, we intend to redeem shares for cash on a quarterly basis; however, our board of directors may determine from time to time to adjust the timing of redemptions upon 30 days’ notice, which will be provided in the form of a current report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) and made available on our website (www.HinesREIT.com).  Unless our board of directors determines otherwise, the funds available for redemption will be limited to the lesser of the amount required to redeem 10% of the shares outstanding as of the same date in the prior calendar year or the amount of proceeds received from our dividend reinvestment plan in the prior quarter.

Our board of directors may terminate, suspend or amend our share redemption program at any time upon 30 days’ written notice without shareholder approval if our directors believe such action is in our best interests, or if they determine the funds otherwise available to fund our share redemption program are needed for other purposes. The written notice will take the form of a current report on Form 8-K filed with the SEC and made available on our website.

During the years ended December 31, 2008, 2007 and 2006, we redeemed $58.7 million, $10.6 million and $2.3 million in shares, respectively. During these years, all shareholder requests for redemptions were fully funded out of proceeds from our dividend reinvestment plan. During 2009, we have experienced an increase in share redemptions. From January 1, 2009 to October 1, 2009, pursuant to our share redemption plan, we made payments totaling $152.5 million to shareholders, which were funded out of proceeds from our dividend reinvestment plan and our primary offering. Cash used to fund redemptions reduces our liquidity available to fund acquisitions of real estate investments and other cash needs. We can not assure you that we will be able to fully fund redemptions in the future.

Our current share redemption price is $9.15 per share. The redemption price was determined by our board of directors. Our board’s determination of the redemption price was subjective and was primarily based on our estimated per-share net asset value as determined by our management. Our management estimated our per-share net asset value using valuations of our real estate assets and notes payable as of December 31, 2008, which were determined by independent third parties (except for assets acquired within the last year for which we used aggregate cost). Management estimated the values of our other assets and liabilities as of December 31, 2008, and then made various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2008 and the effective date of this pricing change. In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies we deem to be substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessment of our prospects and expected execution of our investment and operating strategies.

The valuations of our real estate assets and notes payable, as well as the methodology utilized by our management in estimating our per-share net asset value, were based on a number of assumptions and estimates that may not be accurate or complete. No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to our estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise. Likewise, the valuation was not reduced by potential selling commissions or other costs of sale, which would impact proceeds in the case of a liquidation. The redemption price may not be indicative of the price our shareholders could receive if they sold our shares, if our shares were actively traded or if we were liquidated.

Our board of directors may adjust the per-share redemption price from time to time upon 30 days’ written notice based on our then-current estimated per-share net asset value at the time of the adjustment, and such other factors as it deems appropriate, including the then-current offering price of our shares (if any) and the other factors described above, our then-current dividend reinvestment plan price and general market conditions. At any time we are engaged in an offering of shares, the per-share price for shares purchased under our redemption program will always be equal to or lower than the applicable per-share offering price. Real estate asset and notes payable values fluctuate, which in the future may result in an increase or decrease in our net asset value. Thus, future adjustments to our per-share net asset value could result in a higher or lower redemption price. The members of our board of directors must, in accordance with their fiduciary duties, act in a manner they believe is in the best interests of our shareholders when making any decision to adjust the redemption price offered under our share redemption program. Our board of directors will announce any price adjustment and the time period of its effectiveness as a part of our regular communications with shareholders. Please see “Reports to Shareholders.”

All requests for redemption must be made in writing and received by us at least five business days prior to the end of the quarter. You may also withdraw your request to have your shares redeemed. Withdrawal requests must also be made in writing and received by us at least five business days prior to the end of the quarter. If the number of our shares subject to redemption requests exceeds the limitations described above, or our board of directors determines that available cash flow is insufficient to meet such requests, the redemption requests will be reduced on a pro rata basis. We cannot guarantee that we will accommodate all requests made in any quarter.  If we cannot accommodate all requests in a given quarter, you can withdraw your request for redemption or request in writing that we honor it in a successive quarter.  Such pending requests will generally be honored on a pro-rata basis with any new redemption requests we receive in the applicable period.

Commitments by us to repurchase shares will be communicated either telephonically or in writing to each shareholder who submitted a request at or promptly (no more than five business days) after the fifth business day following the end of each month. We will redeem the shares subject to these commitments, and pay the redemption price associated therewith, within three business days following the delivery of such commitments. You will not relinquish your shares until we redeem them. Please see “Risk Factors — Investment Risks — Your ability to have your shares redeemed is limited under our share redemption program, and if you are able to have your shares redeemed, it may be at a price that is less than the price you paid for the shares and the then-current market value of the shares....” and “Risk Factors — Investment Risks — There is currently no public market for our common shares, and we do not intend to list the shares on a stock exchange. Therefore, it will likely be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount. The price of our common shares may be adjusted to a price less than the price you paid for your shares.”

The shares we redeem under our share redemption program will be cancelled and will have the status of authorized but unissued shares. We will not resell such shares to the public unless such sales are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or are exempt under such laws. We will terminate our share redemption program in the event that our shares ever become listed on a national securities exchange or in the event a secondary market for our common shares develops.